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                              August 9, 2021

       Theodore Dinges
       Manager
       Amazon Gold, LLC
       9001 E. San Victor Drive, Unit 1002
       Scottsdale, AZ 85258

                                                        Re: Amazon Gold, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed July 16, 2021
                                                            File No. 024-11587

       Dear Mr. Dinges:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed July 16, 2021

       Cover Page

   1. Please define the term "arbitrage" when first used so that an investor not familiar with this term may
understand its meaning and your intended operations.
       Risk Factors
       The Company and the Operations Servicer relies on key relationships in Brazil, page 14

   2. We note that Mr. Sotero and Mr. Vienna are founders of the Company and each hold
                                                        3,542,550 shares of
Class A membership interests. Please revise this risk factor or include a new risk factor to
disclose risks related to their interests in the Company and that they are citizens of Brazil,
South America. Please also disclose any ownership interests that
                                                        Messrs. Ted and Gary
Dinges and Messrs. Sotero and Vienna hold in Torio Mining LTDA and add attendant risk
disclosures.
 Theodore Dinges
FirstName  LastNameTheodore Dinges
Amazon Gold,   LLC
Comapany
August     NameAmazon Gold, LLC
       9, 2021
August
Page 2 9, 2021 Page 2
FirstName LastName
Description of Our Business
Objectives and Strategy, page 20

3. We note your disclosure indicating that you expect to "provide annualized returns at the conservatively estimated rate of 25-30%." Please revise to more specifically describe how you determined this rate of return. In addition, given your lack of operating history, please tell us why you believe this disclosure is appropriate and explain how you determined that this disclosure has a reasonable basis. Refer to Part II(b) of Form 1-A. We may have additional comments upon a review of your response.
4. You include references to estimated rates of return. Please refer to the comment above and balance this disclosure with a summary of the content in the risk factor on page 10 indicating that there is no guaranteed return of an investor's investment.

General

5. Please provide an analysis as to whether the company is an "investment company" under
         Section 3 of the Investment Company Act of 1940. In that regard, we note your disclosure on page 20 stating that you are an investment company based in Scottsdale,
         Arizona and your representation on page 8 outlining the priority of cash distributions for the company. In addition, please note that an issuer that is an investment company registered or required to be registered under the Investment Company Act of 1940 is not eligible to use Regulation A. Refer to Securities Act Rule 251(b)(4).
6. We note your disclosure on the cover page that you will commence the offering once it is qualified and it will continue until the Company has sold an aggregate of 2,500,000 shares of Class A membership interest, unless earlier terminated by the Company in its sole discretion. Please revise to clarify the offering period. Refer to Rule 251(d)(3)(i)(F) of
         Regulation A.
7. Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada for purposes of establishing your eligibility to conduct an offering under Regulation A. In this regard, we note that some of your management appears to operate in Brazil and you currently do not appear to have any business operations. Refer to Securities Act Rule 251(b)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.03.
8. Section 15.4 of your By-Laws provides that "Each Member agrees that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, the Subscription Agreement or an investment in the
         Company shall be brought in a state or federal court located in Delaware, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the
 Theodore Dinges
Amazon Gold, LLC
August 9, 2021
Page 3
       provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your governing document states this clearly.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or Loan Lauren
Nguyen, Legal Branch Chief, at (202) 551-3642, with any questions.



                                                              Sincerely,
FirstName LastNameTheodore Dinges
                                                              Division of
Corporation Finance
Comapany NameAmazon Gold, LLC
                                                              Office of Energy
& Transportation
August 9, 2021 Page 3
cc:       Wallace Glausi
FirstName LastName